Exhibit 21

Virginia Electric and Power Company

Subsidiaries of the Registrant

As of December 31, 2005

Name	Jurisdiction of Incorporation	Name Under Which Business is Conducted
Virginia Electric and Power Company	Virginia	Dominion Virginia Power (in Virginia) Dominion North Carolina Power (in North Carolina)
Virginia Power Capital Trust II	Delaware	Virginia Power Capital Trust II
Virginia Power Fuel Corporation	Virginia	Virginia Power Fuel Corporation
Virginia Power Services, LLC	Virginia	Virginia Power Services, LLC
Dominion Generation Corporation	Virginia	Dominion Generation Corporation
Virginia Power Services Energy Corp., Inc.	Virginia	Virginia Power Services Energy Corp., Inc.
Virginia Power Nuclear Services Company	Virginia	Virginia Power Nuclear Services Company
VP Property, Inc.	Virginia	VP Property, Inc.